PointView Capital, Inc.
Eric S. Tait
Chief Executive Officer and Director
3330 Cumberland Blvd., Suite 500 Atlanta, GA 30339

March 22, 2012

<u>Via U.S. Mail</u>

United States Securities & Exchange Commission
Attn: Tom Kluck
Legal Branch Chief
Washington, D.C.

Re: **PointView Capital, Inc.**
    Offering Statement on Form 1-A
    Filed September 16, 2011
    File No. 024-10306

Dear Mr. Kluck:

I am writing in response to your letter dated January 10, 2012 in which you provide comments in connection with the above-referenced registration. This letter serves only to respond to those specific requests for information or clarification addressed in your letter that do not involve amendments to the Registration Statement. The numbered responses in this letter correspond to the numbered requests in your letter. The Commission's Comments appear in **bold** below. The Company's responses immediately follow each corresponding comment in *italics*.

<u>Diversification Limited to Proceeds from Offering, page 5 of 17</u>

1.   **We note your disclosure that "most or even all of [y]our available funds may be invested in . . . mortgage loans or business loans." Please revise the offering document to discuss in detail your plans to invest in mortgage loans and business loans. We may have further comment.** *The Company no longer plans on investing in mortgage or business loans and such reference has been removed from the registration statement.*

<u>Conflicts of Interest, page 6 of 17</u>

2.   **The narrative of this risk factor discusses several risks. Please revise to discuss each risk in a separate risk factor.** *The separate risk factors have been broken out accordingly.*

3.   **We note your disclosure on page 10 of 17 where you state that the list of risk factors do not purport to be a complete explanation of the risks. You must disclose all material risk factors. As such, please revise your disclosure to state that all material risk factors have been disclosed.** *Registration statement revised accordingly.*

<u>Item 5. Use of Proceeds, page 10 of 17</u>

4.   **We note your line item "Operating Expenses." Please describe these expenses in greater detail including whether these expenses may include salaries.** *The expenses have been described in more detail and clarification has been made that salaries will not be included as part of the expenses.*

Investment Criteria, page 12 of 17

5.   We note the disclosure that you will seek to acquire single-family residences with at least 30% equity. Please describe in greater detail the types of loans that the company may enter into to finance the properties. Please discuss whether there are any limitations on the number or amount of mortgages which may be placed on any one piece of property. *The Company does not intend to enter into any loans to finance the properties. The Company intends to acquire all properties exclusively with cash raised from the Offering.*

Strategy, page 12 of 17

6.   Please discuss whether the company or a third party will renovate the properties. *The Registration Statement has been revised to clarify that the Company intends to contract licensed, third parties to renovate the properties.*

Item 12. Securities Being Offered Principal Amount and Term, page 15 of 17.

7.   We note your response to comment 13 of our comment letter dated January 10, 2012 and we reissue in part our prior comment. Please discuss whether payments on the notes at maturity will be paid from funds from operations and not from offering proceeds. Also discuss, where appropriate, whether the company will need to sell its properties in order to pay the notes at maturity, and if so, how this will affect the other note holders. *Registration Statement revised accordingly and a new risk factor entitled "Sale of Properties May be Required to Meet Payment Obligations on Notes at Maturity" added to address this issue.*

Financial Statements, page F-1

Note 1 – Organization and Summary of Significant Accounting Policies

8.   Your response to prior comment 15 indicates that you have added disclosure to your accounting policies for real estate valuation. However, we are unable to locate the revised disclosure and as such, reissue our comment in its entirety. Please revise to disclose your accounting policies for real estate valuation. *The accounting policies have been resubmitted with the discussion on real estate valuation. The discussion on real estate valuation can be found in the last paragraph of the first page.*

Cash and Cash Equivalents

9.   We note your revised disclosure in response to prior comment 16. Please update your disclosure to match the balance sheet date. *The date has been revised accordingly.*

Revenue Recognition

10.   Your response to prior comment 17 indicates that you have revised your disclosure regarding revenue recognition. However, it does not appear that any revision has been made. As such we reissue our comment in its entirety. Please revise your disclosure to specifically address your recognition of revenues relevant to your proposed business model. *The accounting policies have been resubmitted with the discussion on revenue recognition revised to address our proposed business model.*

Basic Income (loss) Per Share

11.   Please update your disclosure to match the date of the balance sheet. *Disclosure revised accordingly.*

Exhibit 5.1 Marketing Materials

12.   Please advise us as to which marketing materials will be printed advertisements or sales materials that will be accompanied with or preceded by a final offering circular. See Rule 251(d) of Regulation A. Also note that all sales materials need to be filed with the Commission pursuant to Rule 256 of Regulation A. *All marketing materials that have been submitted for review will be printed advertisements and none are sales materials that will be accompanied with or preceded by a final offering circular.*

13.   Please note that under Rule 251(d)(1)(ii)(C), printed advertisements may contain no more than the following information:

   ▢ **The name of the issuer of the security;**
   ▢ **The title of the security, the amount being offered and the per unit offering price**
     to the public;
   ▢ **The general type of the issuer's business; and**
   ▢ **A brief statement as to the general character and location of its property.**

For example, the title of the security could read "Unsecured 7% notes with maturity of 6 years" and should contain no promotional language. Also the general type of the issuer's business should disclose that the company has no operations and owns no properties. Please revise accordingly. *The marketing materials have been revised accordingly.*

14.   Please note that sales materials in which the company intends to be accompanied with or preceded by a final offering circular, should contain balance disclosure that discusses the material risks of the offering, such as your company has no operations and owns no properties and that the company may not be able to fund such interest payments, in addition, investors could lose their entire investment. Please revise accordingly. *The Company does not intend to include sales materials to be accompanied with or preceded by a final offering circular.*

   In conclusion, we look forward to your response to the revisions we have incorporated. In the meantime, please feel free to contact me if you have any further questions or comments.

   Very Truly Yours,

   Eric S. Tait

   /s/ Eric S. Tait
   CEO